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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50241

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018
                                 (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Salem Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 Santa Monica Blvd, Suite 2250
(No. and Street)

Los Angeles   California   90025
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Prough   (310) 806-4200
                                                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

1801 California Street   Denver   CO   80202
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephen Prough _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Salem Partners, LLC _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

GOLI KAMANGAR
Commission # 2140519
Notary Public - California
Los Angeles County
My Comm. Expires Feb 18, 2020

_____
Signature

CO, CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALEM PARTNERS, LLC

FINANCIAL STATEMENT
AND
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2018

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

CONTENTS

DECEMBER 31, 2018



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member and Principals of Salem Partners, LLC
Los Angeles, California

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Salem Partners, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP
Crowe LLP

We have served as Company's auditor since 1998.

Denver, Colorado
March 18, 2019

1.


SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018


ASSETS

Cash	$	1,948,941
Accounts receivable ($426,018, related parties)		1,299,288
Prepaid expenses and other assets		95,759
Due from related parties		463,399
Furniture, fixtures and equipment, net		199,956
Deposits		41,853
Total assets	$	4,049,196

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	85,596
Unearned revenues		175,000
Accrued salaries		43,672
Due to related party		5,127
Deferred rent		77,497
Total liabilities		386,892
Member's equity		3,662,304
Total liabilities and member's equity	$	4,049,196

SALEM PARTNERS, LLC
(A Delaware Limited Liability Company)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2018

1. **Summary of significant accounting policies and business of the Company:**

    Formation of the Company:

    Salem Partners, LLC (the "Company"), a Delaware limited liability company, was formed in January 1997. Salem Partners Holdings, LLC (the "Parent") is the sole member of the Company. Management and control of the Company is vested entirely in the Parent. The Parent's liability is limited to its respective capital contributions, except as otherwise required by law.

    Business of the Company:

    The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides investment banking, advisory, and management services to clients primarily in the media and entertainment, technology, life sciences and real estate industries. The Company does not hold customer funds or securities.

    Basis of Presentation:

    The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

    Furniture, fixtures, equipment and leasehold improvements:

    Furniture, fixtures and equipment are stated at cost and are being depreciated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Leasehold improvements are amortized over the service lives of the improvements or the term of the related lease, whichever is shorter.

    Cash and cash equivalents:

    The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents.

    The Company maintains its cash and cash equivalents in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

    Accounts Receivable:

    Accounts receivable consist of amounts due from clients for investment banking, valuation, and management services. The Company's management periodically assesses its accounts receivable for collectability and establishes an allowance for doubtful accounts and records bad debt expense when deemed necessary. As of December 31, 2018, management determined that an allowance for doubtful accounts was not necessary. As of December 31, 2018, the Company had receivables from entities in which members of the Company's parent have an ownership interest (see Note 7).

1. **Summary of significant accounting policies and business of the Company (continued):**

Fair Value – Definition and Hierarchy:

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

1. **Summary of significant accounting policies and business of the Company (continued):**

    Fair Value – Definition and Hierarchy (continued):

    Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

    Use of accounting estimates in the preparation of financial statement:

    The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

    Income taxes:

    The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company follows accounting guidance issued by the Financial Accounting Standards Board ("FASB") related to the application of accounting for uncertainty in income taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The Company's management does not believe that any current tax positions would result in an asset or a liability for taxes being recognized in the accompanying financial statement.

    The Company's policy is to recognize interest and penalties accrued on any unrecognized tax position as a component of income tax expense. As of December 31, 2018, the Company did not have any accrued interest or penalties associated with any unrecognized tax positions, nor were any interest expense or penalties recognized during the year ended December 31, 2018. Tax years subject to examination include 2015 through the current period.

    Loss contingencies:

    Loss contingencies, including claims, regulatory and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the financial statement.

1. **Summary of significant accounting policies and business of the Company (continued):**

    Recently issued accounting pronouncements:

    On February 25, 2016, the FASB issued ASU No. 2016-02, *Leases*, intended to improve financial reporting about leasing transactions. The ASU affects all companies and other organizations that lease assets such as real estate. In short, the new GAAP for lease accounting will require operating leases to be recorded on the balance sheet much like the current treatment for capital leases. Under the new guidance, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The ASU is effective January 1, 2019. The Company expects the lease designated as an operating lease in Note 3 will be reported on the statement of financial condition upon adoption. Management concluded the adoption of the standard will have a material impact the financial statement. On adoption, the Company expects to recognize additional operating liabilities of approximately $500,000 to $545,000, with corresponding right-of-use assets of the same amount based on the present value of the remaining minimum lease payments under the current lease standards for existing operating leases.

    On November 8, 2016 the Securities and Exchange Commission ("SEC") Division of Trading and Markets issued a no-action letter regarding the treatment of operating leases under the Securities and Exchange Act Rule 15c3-1. The SEC has provided broker-dealers with relief on accounting for operating leases so it does not impact net capital requirements. The SEC will not recommend enforcement action under the customer protection rule (Exchange Act Rule 15c3-1) regarding net capital requirements.

2. **Furniture, fixtures and equipment:**

    As of December 31, 2018, furniture, fixtures and equipment consisted of the following:

Computer equipment	$	130,854
Leasehold improvements		300,370
Equipment		10,910
Artwork		74,530
Furniture and fixtures		100,106
		616,770
Less accumulated depreciation and amortization		(416,814)
	$	199,956

3.   **Operating leases:**

The Company leases office space under a seven-year operating lease expiring in 2020. The lease agreement includes a renewal option and escalating rents over the lease term. The Company expenses rent on a straight-line basis over the life of the lease. The cumulative expense recognized on a straight-line basis in excess of the cumulative payments is reflected as deferred rent in the amount of $77,497 on the statement of financial condition. In 2018, the Company also entered into an additional 12-month lease for office space in San Francisco expiring March 2019.

Aggregate future minimum lease payments for office space for the five years subsequent to December 31, 2018 are as follows:

Year Ending December 31,		
2019	$	394,415
2020		159,080
	$	553,495

4.   **Unearned revenue:**

Unearned revenue of $175,000 represents amounts billed or collected but not yet earned under existing agreements.

5.   **Concentrations:**

At December 31, 2018, three clients account for approximately 40%, 15% and 12%, respectively, of the total outstanding accounts receivable balance. At December 31, 2018, 33% of the outstanding accounts receivable were from related parties in which members of the Company's parent have a direct or indirect ownership interest.

6. **Net capital requirement:**

The Company as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $1,562,049 which was $1,547,916 in excess of its required net capital of $14,133 and the Company's net capital ratio was .1356 to 1.

The following is a reconciliation between the Company's computation (included in unaudited Part IIA of Form X-17A-5 as of December 31, 2018) of net capital and the computation based on the financial statement:

	Amount
Net capital, as reported in the Company's Part II (unaudited FOCUS report)	$ 1,629,863
Adjustments to ownership equity	4,686
Audit adjustments to increase accounts receivable (increase in non-allowable assets)	(72,500)
Net capital	$ 1,562,049

7. **Transactions with affiliates:**

Expense Sharing

At December 31, 2018, the Company had a receivable of $463,399 from an entity in which members of the Company's parent have an ownership interest. Under an expense sharing agreement, this affiliated entity is allocated a portion of the Company's expenses. The allocated expenses are recorded as a receivable from the affiliate in the Company's financial statement because the Company's affiliate has agreed, in writing, to assume responsibility for these expenses. The amount outstanding is non-interest bearing, unsecured and due on demand.

Investment banking fees

During the year ended December 31, 2018, the Company earned investment banking fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2018, $150,000 is owed to the Company. This amount is included in accounts receivable in the December 31, 2018 Statement of Financial Condition.

7.   **Transactions with affiliates (continued):**

Management fees

During the year ended December 31, 2018, the Company earned management fees for providing services to entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2018, $255,000 is owed to the Company. This amount is included in accounts receivable in the December 31, 2018 Statement of Financial Condition.

Reimbursed expenses

At times the Company incurs expenses on behalf of entities in which members of the Company's parent have a direct or indirect ownership interest. As of December 31, 2018, $21,018 is owed to the Company. This amount is included in accounts receivable in the December 31, 2018 Statement of Financial Condition. The Company owes $5,127 to these entities for advanced payment of expenses and is recorded as due to related party in the December 31, 2018 Statement of Financial Condition.